Exhibit 99.4

AGENDA AND EXPLANATORY NOTES

2024 ANNUAL GENERAL MEETING OF AFFIMED N.V.

to be held on Wednesday June 26, 2024, starting at 09:00 hrs. (CET), at the offices of

De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR

Amsterdam, the Netherlands

Agenda

1.	Opening	Non-Voting

2.	Report by the Management Board for the financial year 2023	Non-Voting

3.	Adoption of the Statutory Annual Accounts for the financial year 2023	Voting item

4.	Discharge of the managing directors for their management during the financial year 2023	Voting item

5.	Discharge of the supervisory directors for their supervision during the financial year 2023	Voting item

6.	Reappointment members of the Management Board

	a. Reappointment of Dr. Andreas Harstrick as a managing director	Voting item

	b. Reappointment of Dr. Wolfgang Fischer as a managing director	Voting item

	c. Reappointment of Ms. Denise Michele Mueller as a managing director	Voting item

7.	Composition of the Supervisory Board	Non-Voting

8.	Increase authorized share capital; Amendment of the articles of association	Voting item

9.	Proposals to authorize the Management Board to issue shares and to restrict and/or exclude pre-emptive rights

	a. Authorization of the Management Board to issue shares and/or grant rights to subscribe for shares	Voting item

	b. Authorization of the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9a	Voting item

10.	Cancellation of shares	Voting item

11.	Appointment of the auditor for the financial year 2024	Voting item

12.	Any other business	Non-Voting

13.	Closing	Non-Voting

Explanatory Notes to the Agenda

1	Opening

2	Report by the Management Board for the financial year 2023

This agenda item includes an account of the business and financial situation of Affimed N.V. (the “Company” or “Affimed”) during the financial year 2023.

3	Adoption of the Statutory Annual Accounts for the financial year 2023

The Company has prepared its financial statements in accordance with Dutch law and International Financial Reporting Standards (“IFRS”) (the “Statutory Annual Accounts”).

The Company follows IFRS for internal and external reporting purposes; it is the Company’s primary accounting standard. The Statutory Annual Accounts are the annual accounts that are being submitted to the general meeting for adoption. KPMG Accountants N.V. has audited the Statutory Annual Accounts and has issued an auditor’s report thereon.

It is proposed to adopt the Statutory Annual Accounts for the financial year 2023.

The Statutory Annual Accounts as prepared in accordance with Dutch law together with KMPG auditor’s report, will be published on the Company’s website and will also be available at the offices of the Company.

4	Discharge of the managing directors for their management during the financial year 2023

It is proposed to discharge any managing director in office during the financial year 2023 from liability in respect of the performance of their management duties during the financial year 2023.

5	Discharge of the supervisory directors for their supervision during the financial year 2023

It is proposed to discharge any supervisory director in office during the financial year 2023 from liability in respect of the performance of their supervision duties during the financial year 2023.

6	Reappointment members of the Management Board

The terms of appointment of Dr. Wolfgang Fischer, Dr. Andreas Harstrick and Ms. Denise Michele Mueller will run until the closure of this annual general meeting of the Company (the “2024 AGM”).

Each of Dr. Fischer, Dr. Harstrick and Ms. Mueller are proposed for reappointment as members of the Company’s management board (the “Management Board”) for a term of one year with effect as from June 26, 2024, ending at the end of the annual general meeting of the Company to be held in 2025 (the “2025 AGM”).

As previously announced, the Company has initiated a comprehensive search process to identify a new Chief Executive Officer; this search process is still ongoing. In the interim, until a new Chief Executive Officer (“CEO”) has been appointed, the Chief Medical Officer of the Company, Dr. Andreas Harstrick, subject to his reappointment at the 2024 AGM, will assume the role of acting CEO.

a. Reappointment of Dr. Andreas Harstrick as a managing director

The Company’s supervisory board (the “Supervisory Board”) has made a binding nomination for the reappointment of Dr. Andreas Harstrick as a managing director. Subject to his reappointment at the 2024 AGM, Dr. Harstrick will be designated as Chief Medical Officer, and, until a new CEO has been appointed, as acting Chief Executive Officer and chairman of the Management Board. Given Dr. Harstrick’s proven clinical development experience, which is important for the continued development of Affimed, and his valuable contributions to Affimed, including as acting CEO, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Harstrick’s membership on the Management Board.

Dr. Harstrick was born in Hildesheim, Germany, on 25 July 1961 (German nationality). Dr. Harstrick agreed to serve as our Chief Medical Officer, starting in March 2020. He brings 30 years of extensive experience in cancer drug development, including the successful designing of clinical trials leading to approval of antibody drugs (Erbitux®; Cyramza ®) and in-depth experience in setting-up and managing clinical oncology teams. Dr. Harstrick was Chief Medical Officer at Molecular Partners AG from 2015 to 2019, where he oversaw clinical activities, including expansion of the clinical team, and was a member of the Management Board. Between 2012 and 2014, Dr. Harstrick was Senior Vice President Medical Sciences at ImClone Systems, a wholly-owned subsidiary of Eli Lilly and Company, where he was also a member of the Lilly Oncology Program Review Board and the Lilly Oncology Business Unit Development Committee. Prior to joining ImClone in 2008, Dr. Harstrick was Senior Vice President Global Clinical Development Unit Oncology at Merck Serono until 2008. Dr. Harstrick is an oncologist by training. He spent his medical career at the University Hospital and Cancer Center Hannover, Germany; the Roswell Park Cancer Institute, Buffalo NY; as well as the West German Cancer Center, Essen, Germany. He earned his MD at Medical School Hannover, Germany, and in 1999 he became Associate Professor for Internal Medicine, University of Essen, Germany.

Subject to and with effect from Dr. Harstrick’s reappointment, Dr. Harstrick’s amended management services agreement provides for a term of appointment of one year ending at the end of the 2025 AGM. The remuneration of Dr. Harstrick will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Harstrick’s management services agreement, including the remuneration package for Dr. Harstrick.

Fixed annual salary:	EUR 485,510 gross
Variable compensation (cash bonus):	Target of 55% of the fixed annual salary
Pension and other benefits:	EUR 65,300 gross (to be used for pension plans, retirement insurance etc.)
Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)
Severance:	50% of the fixed annual salary, increased with average variable compensation over the last 3 years
Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last 3 years
Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended
Termination notice period:	Not less than 6 months for both parties
Reappointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

b. Reappointment of Dr. Wolfgang Fischer as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Dr. Wolfgang Fischer as a managing director. Subject to his reappointment at the 2024 AGM, Dr. Fischer will be designated as Chief Operating Officer. Given Dr. Fischer’s long and broad industry experience and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Dr. Fischer’s membership on the Management Board.

Dr. Fischer was born in Stockach, Germany, on January 5, 1964 (German nationality). Dr. Fischer joined us in 2017 from Sandoz Biopharmaceuticals (Novartis Group). He has over 20 years of experience in research and drug development with a focus on oncology, immunology, and pharmacology. At Sandoz he managed the development and registration of Sandoz’ biosimilar pipeline assets since 2012 and served as Global Head of Program and Project Management since 2014. Prior to joining Sandoz, he held various positions of increasing responsibility within the Novartis Group since 2003, including Medical

Director Oncology for Novartis Pharma Switzerland AG as well as Regional Medical Director Hematology (Emerging Growth Markets), where he was responsible for the Hematology Medical Affairs program and supported the launch of several products in various countries. Dr. Fischer holds a Ph.D. in Cancer Research from the Swiss Federal Institute of Technology (ETH), Zurich, Switzerland. Thereafter, he completed postdoctoral fellowships at the Swiss Institute of Experimental Cancer Research, Lausanne, Switzerland and at the Scripps Research Institute, Department of Immunology, La Jolla, CA, USA, followed by a state doctorate (Habilitation) in Pharmacology and Toxicology at the Medical School of the University of Würzburg in Germany in 2003.

Subject to and with effect from Dr. Fischer’s reappointment, Dr. Fischer’s amended management services agreement provides for a term of appointment of one year ending at the end of the 2025 AGM. The remuneration of Dr. Fischer will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Dr. Fischer’s management services agreement, including the remuneration package for Dr. Fischer.

Fixed annual salary:	EUR 402,948 gross
Variable compensation (cash bonus):	Target of 40% of the fixed annual salary
Pension and other benefits:	EUR 65,300 gross (to be used for pension plans, retirement insurance etc.)
Long-term equity incentive:	Participation in Affimed’s equity incentive award plan (unchanged since previous disclosure)
Severance:	50% of the fixed annual salary, increased with average variable compensation over the last 3 years
Change of control payment:	150% of the fixed annual salary, increased with average variable compensation over the last 3 years
Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended
Termination notice period:	Not less than 6 months for both parties
Reappointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

c. Reappointment of Ms. Denise Michele Mueller as a managing director

The Supervisory Board has made a binding nomination for the reappointment of Ms. Denise Michele Mueller as a managing director. Subject to her reappointment at the 2024 AGM, Ms. Mueller will be designated as Chief Business Officer. Given Ms. Mueller’s experience and track record in global marketing, product launches and business development and valuable contributions to the Company, the Supervisory Board is of the opinion that Affimed will continue to benefit from Ms. Mueller’s membership on the Management Board.

Ms. Mueller was born in Schenectady, New York, United States of America, on 24 January 1969, (American nationality). Ms. Mueller has broad experience in commercial strategy and business development. She has held leadership roles in U.S. and global marketing including launch of new products and line extensions in-line and globally. Ms. Mueller has also held the position of Disease Area Lead for multiple therapeutic areas where she was responsible for disease area strategy, indication strategy for multiple assets, early commercial development, and market shaping. In addition to broad and extensive commercial experience, Ms. Mueller led and managed two of Pfizer’s largest alliances and was the business development lead for Pfizer’s rare disease business unit. Prior to joining pharmaceuticals, Ms. Mueller worked in hospital management running Emergency Medicine, Critical Care, in-house Pediatrics, and hospitalist programs. Ms. Mueller holds a B.A. in Mathematics from Virginia Polytechnic and State University.

Subject to and with effect from Ms. Mueller’s reappointment, Ms. Mueller’s amended management services agreement with Affimed Inc., a subsidiary of the Company, provides for a term of appointment of one year ending at the end of the 2025 AGM. The remuneration of Ms. Mueller will be determined in line with the remuneration policy as applicable to the members of the Management Board. Below is an overview of the most important elements of Ms. Mueller’s management services agreement, including the remuneration package for Ms. Mueller.

Fixed Annual Salary:	USD 426,400 (EUR 394,815) gross
Variable compensation (cash bonus):	Target of 40% of the fixed annual salary
Pension and other benefits:	(i) USD 50,328 (EUR 46,600) gross (to be used for pension plans, retirement insurance etc.) and (ii) Consolidated Omnibus Budget Reconciliation Act (COBRA) health benefits for a period of 12 months
Long-term equity incentive:	Participation in Affimed’s equity incentive award plan
Severance:	75% of the fixed annual salary and variable compensation
Change of control payment:	Upon termination following a change of control, 125% of the fixed annual salary and variable compensation,

increased with prorated target bonus for the year of termination
Post-termination restrictive covenants:	Non-competition covenant until 12 months and non-solicitation covenant until 2 years after agreement has ended
Termination notice period:	Not less than 45 days for both parties
Reappointment notice period:	Notice by the Supervisory Board not less than 3 months prior to expiration term of office

7	Composition of the Supervisory Board

The terms of appointment for Ms. Uta Kemmerich-Keil, Dr. Ulrich Grau and Dr. Mathieu Simon will run until the closure of the 2024 AGM. Each of them has indicated that they will not be available for reappointment.

The Supervisory Board and Management Board thank each of Ms. Uta Kemmerich-Keil, Dr. Ulrich Grau and Dr. Mathieu Simon for their invaluable services as members of the Supervisory Board and for providing strong support to Affimed.

The Supervisory Board has decided to reduce the number of Supervisory Board members from 7 members to 5 members. As a result, following the retirement of Ms. Uta Kemmerich-Keil, Dr. Ulrich Grau and Dr. Mathieu Simon, one vacancy will open on the Supervisory Board after the 2024 AGM. The search for a new candidate to fill this vacancy is ongoing.

With these changes, after the 2024 AGM, the Supervisory Board will be comprised of four members, each of whom is independent.

8	Increase authorized share capital; Amendment of the articles of association

It is proposed to amend the authorized share capital of the Company in article 3.1.1. of the Company’s articles of association. The current authorized share capital of the Company allows for the issuance of a maximum of 31,195,000 shares. As a result of, inter alia, share issuances and employee grants, approximately 13.1 million authorized shares are available for future purposes. To create further flexibility for the Company to raise capital, it is proposed to increase the authorized share capital to 75,000,000 shares, or EUR 7,500,000, as reflected in the deed of amendment of the Company’s articles of association. This will allow the Company to have the flexibility to execute its long-term strategy. Together with the share issue proposals under agenda item 9, below, this will bring the Company’s ability to raise capital in line with U.S. peer companies.

The proposed deed of amendment of the articles of association of the Company is available on the website of the Company (www.affimed.com). In addition, shareholders will have the opportunity to receive a copy of the proposed deed until the day of the 2024 AGM, at no extra charge at the Company’s office, located at Gottlieb-Daimler Straße 2, 68165 Mannheim, Germany.

This agenda item also includes the proposal to authorize each managing director of the Company, as well as each lawyer and paralegal practising with De Brauw Blackstone Westbroek N.V., to execute the notarial deed of amendment of the articles of association.

9	Proposals to authorize the Management Board to issue shares and to restrict and/or exclude pre-emptive rights

This agenda item consists of two voting items:

(a)	Authorization of the Management Board to issue shares and/or grant rights to subscribe for shares (voting item)

It is proposed to renew the authorization of the Management Board, for a period of 5 years from the date of this general meeting (i.e. June 26, 2024 up to and including June 26, 2029) and subject to the approval of the Supervisory Board, to issue shares (either in the form of stock dividends or otherwise) and/or grant rights to subscribe for shares in the share capital of the Company, up to the maximum number of shares that can be issued under the authorized share capital of the Company per the moment that the amendment of the articles of association as proposed under agenda item 8 becomes effective or, in case the proposal under agenda item 8 would not be adopted, as per the date of this general meeting.

(b)	Authorization of the Management Board to restrict and/or exclude pre-emptive rights in connection with agenda item 9a (voting item)

It is proposed to renew the authorization of the Management Board, for a period of 5 years from the date of this general meeting (i.e. June 26, 2024 up to and including June 26, 2029) and subject to the approval of the Supervisory Board, to restrict or exclude pre-emptive rights accruing to shareholders in respect of an issuance of shares or granting of rights to subscribe for shares in relation to any issuance or granting of rights as referred to under 9a.

Pursuant to Dutch law and the Company’s articles of association, the resolution under this agenda item 9b requires a two thirds majority of the votes cast if less than half the issued share capital is represented at the meeting.

At the annual general meeting held on June 25, 2019, with effect from June 25, 2019, the Management Board was granted authorities similar to those referred to under 9a and 9b, for a period of five years (i.e. until June 26, 2029). It is proposed to the general meeting to renew these authorities for a period of 5 years from the date of this general meeting (i.e. June 26, 2024 up to and including June 26, 2029), being the maximum term permitted by Dutch law.

Pursuant to Dutch law and the Company’s articles of association, the approval of the general meeting is required each time the Management Board wishes to issue shares, unless the general meeting has authorized the Management Board to issue shares. Such authorization can be for a period of up to five years.

In general, this Dutch legal requirement to obtain shareholder approval for share issuances deviates from the legal practice in the state laws applicable to most companies in the United States, such as Delaware, where it is customary that boards of directors may issue shares up to the authorized share capital as set forth in the issuer’s certificate of incorporation.

As a Nasdaq listed company, operating largely in an environment of U.S. peers, the Management Board and Supervisory Board consider it in the best interest of the Company and its shareholders to retain the current flexibility for the Management Board, with the approval of the Supervisory Board, to raise capital through the issuance of shares and to retain its ability to react in a timely manner when certain opportunities arise that require the issue of shares, similar to Affimed’s U.S. peers. Therefore, in order to enable the Company to execute its long-term strategy, the Management Board is seeking a renewal of the authority to issue shares and/or grant rights to subscribe for shares, with exclusion of pre-emptive rights.

10	Cancellation of shares

At the annual general meeting of the Company held in 2023, the Management Board was authorized to execute a reverse stock split with a range between 2:1 and 10:1. Pursuant to and within the limits of the authorization granted by the shareholders, the Management Board, with the approval of the Supervisory Board, effectuated a 10:1 reverse stock split on March 8, 2024.

Shares that were held in registered form in the Company’s shareholders register at the time of the reverse stock split were consolidated and converted into shares based on the new par value in accordance with the final share split ratio. Any fractional shares that were created as a result of the consolidation and conversion are subject to the rights specified in article 12 of the of the Company’s articles of association.

In an effort to clean up the composition of the Company’s share capital, it is contemplated by the Company to undertake certain steps making-whole the issued and outstanding fractional shares in the Company’s share capital. These steps may include the unilateral transfer to each holder of fractional shares registered in the Company’s shareholder register, for no consideration by the Company, of such number of additional fractional shares needed in order to ensure that such holders each hold a number of fractional shares equal to one whole share. As a result of such transfers, each holder’s fractional shares will automatically consolidate into one whole share in accordance with article 12.7 of the Company’s articles of association. If the transfer described above were to be undertaken by the Company, no further action or act of acceptance will be required from the holders of fractional shares in that respect.

It is contemplated to cancel the fractional shares that the Company will hold after the make-whole action described above, as these fractional shares cannot be used for any purpose for which full shares held in treasury are typically used. The costs for any such cancellations will be limited.

It is therefore proposed by the Management Board with the approval of the Supervisory Board, in accordance with article 4.2 and article 12 of the Company’s articles of association, and with due observance of Section 2:99 of the Dutch Civil Code, to reduce the issued share capital of the Company by cancelling all fractional shares the Company will hold in its own capital following implementation of the make-whole action described above. The cancellation may be executed in one or more tranches and at the discretion of the Management Board. The number of fractional shares to be cancelled shall be determined by the Management Board, but shall not exceed the number of fractional shares the Company will hold in its own capital.

Under the provisions of Section 2:100 of the Dutch Civil Code, creditors may lodge objections to a capital reduction within a period of two months following the announcement of the filing of the resolution to reduce the Company’s share capital with the Dutch Trade Register. Any resolution of the Management Board to implement the cancellation of fractional shares will only become effective after such two-month creditor opposition period has lapsed, provided that no creditor objections have been received by the competent court or, in the event objections have been received, after such opposition has been withdrawn, resolved of lifted by an enforceable court order by the competent court in the Netherlands.

According to Dutch law, the proposal set forth under this agenda item requires the affirmative vote of two-thirds of the votes cast at the AGM 2024 if less than fifty percent of the Company’s issued share capital is represented.

11	Appointment of the auditor for the financial year 2024

It is proposed to appoint KPMG Accountants N.V. as auditor of the Statutory Annual Accounts of the Company for the financial year ending December 31, 2024.

12	Any other business

13	Closing

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